EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO-I/A

Brookfield Infrastructure Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

	Transaction Valuation		Fee Rate	Amount of Filing Fee(2)
Fee to Be Paid	—			—
Fees Previously Paid	$7,639,153.12	(1)	0.0001531	$1,169.56
Total Transaction Valuation	$7,639,153.12
Total Fees Due for Filing				$1,169.56
Total Fees Previously Paid				$1,169.56	(3)
Total Fee Offsets				$0.00
Net Fee Due				$0.00

(1)	The final transaction value is calculated based on the aggregate amount of 725,530.26 shares of common stock (the “Shares”) of Brookfield Infrastructure Income Fund Inc. (the “Fund”) that were tendered for purchase.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as modified by Order Making Fiscal Year 2025 Annual Adjustments to Registration Fee Rates (Release Nos. 33-11299; 34-100784 / August 20, 2024), equals $153.10 per million dollars of the value of the transaction.

(3)	An aggregate fee of $56,720.64 was paid with the filing of the Schedule TO-I by the Fund (File No. 005-94459) on May 29, 2024 (the “May 2024 Schedule TO-I”). The final transaction fee due pursuant to the final amendment to the May 2024 Schedule TO-I filed on August 13, 2024, was $35,097.58, leaving $21,623.06 of filing fees remaining from the May 2024 Schedule TO-I for future offset claims.

Pursuant to Rule 0-11(a)(2) under the Exchange Act, a portion of the remaining $21,623.06 filing fee paid in connection with the May 2024 Schedule TO-I was used to offset the final transaction fee due for the Schedule TO-I filed by the Fund on August 23, 2024 (the “August 2024 Schedule TO-I”). The final transaction fee due pursuant to the final amendment to the August 2024 Schedule TO-I filed on November 1, 2024, was $16.29, leaving $21,606.77 of filing fees remaining from the May 2024 Schedule TO-I for future offset claims.

Pursuant to Rule 0-11(a)(2) under the Exchange Act, a portion of the remaining $21,606.77 filing fee paid in connection with the May 2024 Schedule TO-I was used to offset the filing fee in connection with the Schedule TO-I on December 2, 2024 (the “December 2024 Schedule TO-I”). The final transaction fee due pursuant to the final amendment to the December 2024 Schedule TO-I filed on February 14, 2025, was $114.12, leaving $21,492.65 of filing fees remaining from the May 2024 Schedule TO-I for future offset claims.

An aggregate fee of $2,772.74 was paid with the filing of the Schedule TO-I by the Fund (File No. 005-94459) on February 25, 2025 (the “February 2025 Schedule TO-I”). This is the final amendment to the February 2025 Schedule TO-I and is being filed to report the results of the offer. The final transaction fee due for the February 2025 Schedule TO-I filing is $1,169.56. After deducting the portion of the filing fees previously paid for the February 2025 Schedule TO-I, $1,603.18 from the filing fee paid with the February 2025 Schedule TO-I is available for future offset claims.

Table 2: Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	—	—	—	—	—	—	—
Fee Offset Sources	—	—	—	—	—	—	—